FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Translation of Registrant's Investors' presentation filed with the Israeli Securities Authority.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 20, 2012

3

Investors Presentation
Investors Presentation
August 2012
August 2012

Forward-Looking Information
This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment
Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel
Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

▪ ~$3 million gain in the second quarter of 2012.
▪ Since the beginning of the year, Elron and RDC received ~$43 million in proceeds from exit transactions. During this period Elron and RDC invested ~12 million in existing and new companies.
▪ In July of this year Elron distributed a $15 million cash dividend.
▪ BRAINSGATE (30%) received FDA approval to commence patient enrollment in the U.S. for its clinical trial, in which 180 patients have been enrolled outside of the U.S.; BrainsGate estimates that it will complete its clinical trial next year.
▪ POCARED estimates that it will complete its FDA trial next year.
▪ Elron completed a new investment of $2.5 million as part of a financing round in
 CARTIHEAL, which is developing an innovative technology for treating cartilage and osteochondral defects.
▪ GIVEN IMAGING (31%) completed its PillCam Colon 2 clinical trial; an analysis of the trial data supports an FDA submission for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies.

ELRON ELECTRONIC INDUSTRIES LTD.

A member of the IDB Holding Group

IDB

ELRON

▪ Established in 1962.
▪ Publicly traded technology holding company.
▪ Specializes in med-tech investments.
▪ Proven track record of identifying, building, developing and exiting companies.
▪ Proceeds from exits totaled ~$250 million during the last three years.
▪ Strategic partnership with Rafael (Israeli MoD’s largest R&D organization) and access to its state of the art technologies through a jointly owned subsidiary, RDC.
▪ Solid and lasting networks with major global med-tech companies.
▪ Access to substantial and quality deal flow.

MEDINGO
013 netvision
Teledata NETWORKS
WAVION
3DV Systems
safend

ELRON

Sale of company to
Alvarion for $30m
Sale of company to Wave
Systems Corp for $13m
Sale of assets to
Microsoft for $35m
Sale of holdings to
Discount Investment
Corp and Clal Industries
and Investments for
$60m
Sale of company to
Enablence for $50m
Sale of company to Roche
for $179m
June 2009 October 2009 May 2010 June 2010 September 2011 November 2011

MAJOR EXITS > 2009-2011
MAJOR EXITS > 2009-2011
During the last three years Elron led exits
amounting to ~$400m in the aggregate
During the last three years Elron led exits
amounting to ~$400m in the aggregate

3000000
2500000
2000000
1500000
1000000
500000
0
($M)
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010

Source: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group.
ELRON > MED TECH > HEALTHCARE MARKET
ELRON > MED TECH > HEALTHCARE MARKET
2,594
8,402
17.9
Billion US $
U.S. health expenditures in 2010 amounted to:
%
which translates to
US dollars per person
of the GDP
U.S. healthcare spending:
constant and significant
growth

$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
1990
1995
2000
2005
2010
2015
2020
$7,100
$12,000

Government Public Health Activities 3%
Investment 6%
Other Third Party Payers and Programs[1] 7%
Out-of-pocket[2] 12%
Health Insurance 72%
Medicaid (Title XIX) State and Local 5%
Medicaid (Title XIX) Federal 10%
VA, DOD, and CHIP (Titles XIX and Title XXI) 4%
Private Health Insurance 33%
Medicare 20%
Health Insurance

IDB

ELRON

Annual healthcare spending per person is
expected to increase to $12,000 in 2015
Source: Wells Fargo Insurance Services.
Source: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics
Group (“The Nation’s Health Dollar, Calendar Year 2010: Where It Came From”).
ELRON > MED TECH > HEALTHCARE MARKET
ELRON > MED TECH > HEALTHCARE MARKET

Rank	Company	Fortune 500 rank	Revenues $ millions	Revenues % change from 2009	Profits $ millions	Profits % change from 2009
1	Medtronic	158	15,817.0	8.3	3,099.0	42.9
2	Baxter	192	12,843.0	2.2	1,420.0	-35.6
3	Boston Scientific	305	7,806.0	-4.7	-1,065.0	N.A.
4	BD	316	7,540.1	4.5	1,317.6	7.0
5	stryker	323	7,320.0	8.9	1,273.4	15.0
6	St. Jude Medical	436	5,164.8	10.3	907.4	16.8

Issue date: May 23, 2011

Type	2007	2008	2009	2010	H1 2011
Number of M&As	309	238	171	201	135
Total value of M&As	$61,968	$30,709	$15,725	$30,624	$47,340
Average deal size	$348	$274	$175	$243	$351
Number of M&As more than US$1 billion	15	6	2	7	7

IDB
ELRON

Source: Ernst & Young and Capital IQ Average deal size calculated using deals with announced values.
Source: Fortune magazine: http://money.cnn.com/magazines/fortune/fortune500/2011/industries/

THE MED-TECH MARKET
TOP FORTUNE 500 COMPANIES 2011:
Medical Products & Equipment
M&As IN THE US AND EUROPE
2007-H1 2011
ELRON > MED TECH > HEALTHCARE MARKET
ELRON > MED TECH > HEALTHCARE MARKET

Medtech
Conglomerate
Pharma
Private equity
Other
Share of total deal value
100%
80%
60%
40%
20%
0%
2000-01
2002-03
2004-05
2006-07
2008-09
2010-Jun 2011

THE MED-TECH MARKET
US & EUROPEAN M&As BY TYPE OF BUYER
Source: Ernst & Young, Capital IQ, Windhover and BMO Capital Markets
2000-H1 2011
ELRON > MED TECH > HEALTHCARE MARKET
ELRON > MED TECH > HEALTHCARE MARKET

ELRON > MED TECH
ELRON > MED TECH
$150m
invested in med-tech companies during the
last 5 years

GIVEN® IMAGING

POCARED Diagnostics

BrainsGate

kyma

SmartWave MEDICAL

NuLens

CartiHeal

Sync-Rx™

NOTAL VISION™
Your Sight is Our Vision

IDB

ELRON

GROUP COMPANIES / MED-TECH:
ELRON > MED TECH
ELRON > MED TECH

THE WAY WE WORK >
THE WAY WE WORK >
FOCUS
ACTIVE
MANAGEMENT
IDENTIFY
OPPORTUNITIES
▪ Leverage know-how, expertise, and international network to identify and realize opportunities.
▪ Enhance value of group companies by providing assistance in the advancement of their technology, forming & advancing
      multinational strategic relationships, and providing access to capital.
▪ Focus on investments in a manner which vests us with influence on their direction and management.
▪ Aim for significant holdings in core assets and investments in companies with significant exit potential

POCARED Diagnostics

Increased holdings from 32% to 41%

BrainsGate

Increased holdings from 23% to 30%

kyma

New investment through RDC (70%)

SmartWave

New investment through RDC (100%)

CartiHeal

New investment July 2012 (23%)

IDB

ELRON

MAIN INVESTMENTS 2011 -2012>
MAIN INVESTMENTS 2011 -2012>

GROUP COMPANIES OVERVIEW
GROUP COMPANIES OVERVIEW

▪ Elron’s holding: 30%
▪ Device for treating ischemic stroke in 24 hour window
 post symptom onset, as opposed to treatment with the
 tPA protein which is only approved for use during 3-4.5
 hour window
▪ Electrical stimulation of SPG (a nerve center located
 behind the nasal cavity) to increase blood flow to the
 brain using a miniature implantable electrode;
 minimally invasive
▪ Main partners: Johnson & Johnson, Boston Scientific,
 Pitango
▪ ~$70m have been invested to date, of which ~$21m by
 Elron

BrainsGate

15 million people suffer from strokes in the western hemisphere each year

5% of stroke victims receive treatment in the limited 3-4.5 hour window

> Ischemic stroke is the number one cause of severe long term disability

IDB

ELRON

$73.7
The direct cost of strokes in the US amounted to
billion in 2010
Sources: World Health Organization website:
http://www.who.int/cardiovascular_diseases/en/cvd_atlas_15_burden_stroke.pdf.
American Heart Association: Heart Disease and Stroke Statistics - 2010 Update.

BrainsGate expects to complete the
clinical trial during 2013, upon
completion of the trial on 450
patients.
>
▪ BrainsGate conducted a clinical trial on approximately 300 patients, whose results strengthen the assessment that BrainsGate’s treatment has a considerable clinical effect, which is stronger than the effect found in current treatments.
▪ Since June 2011, BrainsGate has been enrolling patients in a clinical study to prove its treatment’s efficacy at medical centers outside of the U.S.
▪ To date, BrainsGate has enrolled 180 patients at 57 medical centers worldwide.
▪ In July 2012, BrainsGate received the FDA’s approval of its clinical trial protocol. The approval will allow BrainsGate to enroll patients for the clinical trial in the U.S. as well.

▪ Innovative real-time and automated system for infectious
 diseases diagnosis using optical technology
▪ The system’s first application is diagnosis of urinary tract infection (UTI)
▪ The system is designed for use by major microbiological
 laboratories and hospitals, as an alternative to the current microbiological diagnostic method of growing pathogen
 cultures, which is manual, lengthy and expensive
▪ Elron’s holding: 41%
▪ Main partner: SCP Vitalife
▪ ~$57m have been invested to date, of which ~$23m by Elron

POCARED
Diagnostics

POCARED
Diagnostics

IDB

ELRON

3
The global microbiology diagnostic market is
expected to total approximately
Billion US $ in 2012
million urine cultures are performed
each year worldwide
of urine cultures return with negative
results, after antibiotics have been
unnecessarily administered
125
70%
Sources: Venture Planning 2006 Automated Microbiology Report. Interviews conducted by Pocared with leading microbiology laboratories managers. Frost & Sullivan - U.S. Diagnostics Markets, December
2006, European IVD Market, September 2006’ Frost & Sullivan Global IVD Market Outlook, May 2005

POCARED Diagnostics

POCARED
Diagnostics

IDB

ELRON

In December 2011, the company received
CE certification.
The company expects to complete the FDA
trial during 2013.
>
▪ The company commenced a diagnostic trial in support of its planned application filing to the FDA at five of the world's leading medical centers.
▪ The object of the trial is to assess the efficacy of the system's first application, diagnosis of UTI.
▪ Currently, the centers are undergoing staff training and the sample processing procedure is being suited to the system's diagnostic method, upon completion of which the sample
 collection process will begin.
▪ During the third quarter of 2011, Elron increased its holding in the company after purchasing another shareholder’s shares and completing another payment in the current capital raising.
 Elron’s holding in Pocared is currently ~41%.
>

▪ Miniature device under development for the continuous remote monitoring of chronic heart failure (CHF) patients, inserted beneath the skin or attached to the patient’s torso in patch form.
▪ Kyma’s remote monitoring is intended to enable early treatment, and as a result, reduced hospitalization admissions.
▪ RDC’s holding: 70%
▪ ~$6m have been invested to date.
▪ Data is transferred continuously & wirelessly.
▪ Device is based on unique radar technology (RFIC) that enables direct & precise measurement of fluid in the lungs. There is currently no solution that enables direct measurements.
▪ The device provides measurements of various cardiothoracic parameters (multipoint E.K.G., respiratory sinus, wall motion, posture-movement, and others), and is thus intended to be a comprehensive solution for CHF patients.
Kyma’s clinical advantage:

The estimated direct and indirect cost of heart failure in the U.S. in 2009 amounted to
This amount is expected to increase to $44.6 billion in 2015 and $57.0 billion in
2020.
 of this amount was spent on hospitalizations.
Remote patient monitoring for heart failure has the potential to yield annual cost savings of up to $6.4 billion in the U.S.
The patch device is currently undergoing
clinical trials; CE certification is expected by
the end of the year.
>
37.2
Billion US $
45%
Sources: Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group. American
Heart Association: Heart Disease and Stroke Statistics - 2009 Update, Heart Disease and Stroke Statistics - 2012
Update. New England Healthcare Institute: Research Update - Remote Physiological Monitoring

SmartWave MEDICAL

- Miniature implantable atrial defibrillator, under development.

ELRON

▪ The defibrillator immediately and automatically detects and terminates atrial fibrillation (AF) episodes (a type of irregular heartbeat), without the need for hospitalization.
▪ The device delivers electrical pulses to restore the heart’s normal rhythm (electrical cardioversion).
▪ RDC’s holding: 100%
▪ ~$0.7m have been invested to date
▪ Thanks to the application of a unique waveform, the device terminates AF episodes with minimal patient discomfort.
▪ Current treatments include: drug therapy, which is often ineffective and has numerous side effects; cardiac ablation, which requires hospitalization & sedation, and more often than not does not prevent recurrence of the disease shortly after.
▪ SmartWave’s device is expected to slow down disease progression, and improve patient quality of life.
SmartWave’s clinical advantage:
The company completed pre-clinical trials and is
preparing to commence clinical trials by the end of
2012.
>

26

There is currently no other implantable atrial defibrillator.

The estimated direct cost of AF in the U.S. in 2008 amounted to approximately
Billion US $
American Heart Association: Heart Disease and Stroke Statistics - 2012 Update

▪ Develops implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle.
▪ CartiHeal's first product is indicated for treatment of cartilage defects in the knee.
▪ Pre-clinical and clinical trials on the first product have demonstrated the regeneration of true hyaline cartilage.
▪ Main partners: Accelmed (owned by Mori Arkin) and Access Medical
 Ventures.
▪ In July Elron completed its first investment in the company in consideration for 23% of the company.
▪ The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place.
▪ No current treatment has succeeded in regenerating native cartilage.
▪ Existing regeneration treatments have succeeded in regenerating
 “hyaline-like” cartilage only, which has limited loadbearing capabilities.
CartiHeal’s clinical advantage:

BioMedGPS, 2012; Medtech Insight, January 2011
people in the U.S. alone suffer from cartilage
injuries
35
The cartilage repair market is
expected to exceed $3 billion

Strategic partnership between Elron and Rafael, through a jointly owned subsidiary, that has access to state of the art technologies developed by Rafael and exclusive rights to commercialize them
Rafael - Advanced Defense Systems develops &
manufactures state of the art armaments for the
Israel Defense Forces and Israel’s defense systems,
and has broad international business activities.
The company is considered a world leader in various
technology fields, such as image processing,
navigation, armored protection, electro-optics and
micro-mechanics, and invests over NIS 500 million
each year in R&D.
Incubating and developing companies and
ventures based on or benefiting from Rafael’s
development and technology

ELRON > FINANCIAL DATA
ELRON > FINANCIAL DATA
Effective Public Holdings (Market value as of August 10, 2012)	($m)
Given Imaging	110.7
Other holdings	0.2
Total Public Holdings	110.9
Private Holdings (Book value as of June 30, 2012)
Pocared	3.6
BrainsGate	1.6
Other holdings 1	21.3
Total Private Holdings	26.5
Financial Assets, net (as of June 30, 2012)	2.4
Debt (as of June 30, 2012)	(5.0)
Cash (as of June 30, 2012) (net of $15 million dividend distributed on July 23, 2012)	37.7
TOTAL 2	172.5
Price per share on TASE (in $) (as of August 10, 2012)	2.8
Elron’s Market Value (as of August 10, 2012)	83.8
1 Mainly Jordan Valley which is recorded as an available for sale investment at fair value.
2 The above financial data is based on publicly available information and does not represent a valuation, investment advice, or a financial opinion of any kind.

ELRON > SUMMARY
ELRON > SUMMARY
▪ Leading investor with hands-on investment &
 management capabilities
▪ Focus on medical devices: ~$150m invested by Elron in
 med-tech over last 5 years
▪ Broad business development platform that encompasses
 largest global med-tech companies
▪ The way Elron works: identify opportunities / focus /
 development / active management
▪ Aim for significant holdings in core assets
▪ New e-health and digital activities - future growth engine

info@elron.com
info@elron.com